SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                            (Name of Subject Company)

                       Urban Improvement Fund Limited-1973

                        A California limited partnership

                              at $400 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

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     Transaction Valuation*                           Amount of Filing Fee
            $472,000                                         $94.40
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* For purposes of calculating the filing fee only. This calculation assumes the purchase of 1,180 Units at a purchase price of $400 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:    $94.40          Filing Party:  Equity Resource
                                                               Lexington Fund LP

     Form of Registration No.:  Schedule TO/T   Date Filed:    June 6, 2002
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                                 AMENDMENT NO. 2

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 30, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (collectively the "Purchaser") to purchase 1,180 units (the "Units") of limited partnership interests in Urban Improvement Fund Limited-1973, a California limited partnership (the "Partnership"), at $400 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after June 6, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

         COVER PAGE AND ITEMS 1, 4 and 12

         The Cover Page and Items 1, 4 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         Cover Page

         The boxed paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

         "THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON July 22, 2002, UNLESS THE OFFER IS EXTENDED."

         Item 1--Summary Term Sheet

         The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

                  "How long do I have to decide whether to tender in the offer?

                  You will have at least until 12:00 midnight, Eastern Time, on July 22, 2002, to decide whether to tender your units in the offer. In addition, if we decide to extend the offering period, as described below, you will have an additional opportunity to tender your units. See "THE OFFER--Section 3--Procedures for Tendering Units." Because the Purchaser is offering to purchase less than 100% of all units of the Partnership, there will be no "subsequent offering period.""

         The Summary Term Sheet is amended to read as follows:

                  "How many Units have been tendered as of the Offer's Extension Date?

                  Approximately 93 Units have been tender under the Offer at the time of the extension.""

         Item 4--Terms of the Transaction

         The Offer

         The first paragraph of Section 1--"Terms of the Offer" is amended in its entirety to read as follows:

                  "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 1,180 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on July 22, 2002, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire."

         Item 12--Exhibits

         The following is added as an Exhibit to the Schedule TO:

            (a)(5)Press release dated July 8, 2002.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      July 8, 2002    Equity Resource Lexington Fund Limited Partnership,
                                    a Massachusetts limited partnership

                                    By:  /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                              Eggert Dagbjartsson
                                              General Partner

                                    Equity Resources Group, Inc.
                                    A Massachusetts Corporation

                                    By:  /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                              Eggert Dagbjartsson
                                              Executive Vice President

                                    Eggert Dagbjartsson

                                    By:  /s/  Eggert Dagbjartsson
                                       -----------------------------------------
                                              Eggert Dagbjartsson

                                  EXHIBIT INDEX

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                                                                  Sequential
Exhibit No.                             Description              Page Number
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(a)(1) -             Offer to Purchase, dated June 6, 2002*          4-28
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(a)(2) -             Transmittal letter, dated June 6, 2002*          29
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(a)(3) -             Agreement of Sale*                             30-33
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(a)(4)               Summary Advertisement*                           34
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(a)(5) -             Press Release dated July 8, 2002.
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(c) -                Not applicable.
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(d) -                Not applicable.
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(e) -                Not applicable.
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(f) -                Not applicable.
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(g)                  Not applicable
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(h)                  Not applicable.
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* Previously Filed